Consent of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders

Prudential Investment Portfolios, Inc. 14:

We consent to the use of our report dated April 15, 2016, with respect to the statement of assets and liabilities of the Prudential Floating Rate Income Fund (one of the series comprising Prudential Investment Portfolios, Inc. 14) including the portfolio of investments as of February 29, 2016, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the years in the two-year period then ended, and financial highlights for each of the years or periods in the five-year period then ended , incorporated by reference herein and to the references to our firm under the headings “Financial Highlights” in the prospectus and “Other Service Providers – Independent Registered Public Accounting Firm” and “Financial Statements” in the statement of additional information.

New York, New York

June 16, 2016